On December 31, 1998, City National Bank acquired, by merger, North American Trust Company, an affiliate of Berkeley Capital Management, the current investment manager of the Berkeley Money Market Fund (the "Fund").
 In connection with this acquisition, Berkeley Capital
Management intends to cease management of the Fund as soon as a new investment manager is approved by the Fund's shareholders. On January 14, 1999, the Board of Trustees of Berkeley Funds approved a new investment management agreement (the "New Agreement") between the Fund and City National Bank, subject to approval by Fund shareholders.
 The investment management fee and the total ordinary operating expenses of the Fund (after waivers and reimbursements)
 under the New Agreement will remain the same as provided for in the existing investment management agreement with Berkeley Capital Management. During that same meeting, the Board of Trustees also approved: (i) a new distribution agreement with SEI Distribution Co., (ii) a new custodian agreement with First Union National Bank, (iii) a new administration agreement and a new transfer agent agreement
 with SEI Investments Mutual Fund Services, (iv) the appointment of KPMG LLP as new independent auditors of the Trust and (v) certain Board of Trustees restructuring matters.